

07008749

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS Investment Resources, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 E. Lancaster Avenue, Suite 300
(No. and Street)

Wynnewood, (City) Pennsylvania (State) 19096-2145 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
DEC 26 2007
WASH, D.C.
186

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Woloszyn 610-896-3004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Asher & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street, Ste. 1700
(Address) (City) PHILADELPHIA (State) PA (Zip Code) 19103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Woloszyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS Investment Resources, Inc., as of October 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
TEESHA DUNN
Notary Public
LOWER MERION TWP, MONTGOMERY COUNTY
My Commission Expires Dec 13, 2010

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)

OCTOBER 31, 2007 AND 2006

TABLE OF CONTENTS


ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Independent Auditors' Report

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Wynnewood, Pennsylvania

We have audited the accompanying statements of financial condition of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2007 and 2006 and the related statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information on pages 10 and 11 is required by rule 17a-5 under the Securities Exchange Act of 1934. All supplementary information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher & Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
December 19, 2007

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2007 AND 2006

	2007	2006
CURRENT ASSETS		
Cash	$ 1,934,460	$ 1,958,939
Receivables		
Advisory fees	-	46,714
Other	51,838	14,718
Receivable, Stockholder	-	25,885
Prepaid expenses	19,343	16,848
Total current assets	2,005,641	2,063,104
OTHER ASSETS		
Tax deposit	85,061	210,388
Deposits	8,888	8,888
Total other assets	93,949	219,276
Total Assets	$ 2,099,590	$ 2,282,380

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 39,407	$ 39,287
Accrued taxes	20,344	107,591
Accrued profit sharing contribution	11,416	17,300
Payable, Stockholder	-	25,885
Total current liabilities	71,167	190,063
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 500,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in-capital	555,000	555,000
Retained earnings	1,472,423	1,536,317
Total Stockholders' equity	2,028,423	2,092,317
Total Liabilities and Stockholders' Equity	$ 2,099,590	$ 2,282,380

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED OCTOBER 31, 2007 AND 2006

	2007	2006
Revenue		
Fee income	$ 1,744,318	$ 3,306,992
Management fee income	192,462	-
Total Revenue	1,936,780	3,306,992
Expenses		
Operating	1,272,798	2,265,018
Income before other items	663,982	1,041,974
Other income, net	108,838	51,016
NET INCOME	772,820	1,092,990
Retained earnings, beginning of year	1,536,317	1,914,084
Dividends	(836,714)	(1,470,757)
Retained earnings, end of year	$ 1,472,423	$ 1,536,317

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2007 AND 2006

	2007	2006
OPERATING ACTIVITIES		
Net income	$ 772,820	$ 1,092,990
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in loss of investments in Partnerships	-	9,463
Changes in:		
Advisory fee receivables	46,714	171,910
Other receivables	(37,120)	29,739
Prepaid expenses	(2,495)	3,770
Tax deposit	125,327	50,824
Accounts payable and accrued expenses	120	(1,338)
Accrued taxes	(87,247)	64,284
Accrued profit sharing contribution	(5,884)	(325)
Net cash provided by operating activities	812,235	1,421,317
INVESTING ACTIVITIES		
Receivable, Stockholder	25,885	25,011
Net cash provided by investing activities	25,885	25,011
FINANCING ACTIVITIES		
Payable, Stockholder	(25,885)	(25,008)
Distribution of dividends	(836,714)	(1,470,757)
Net cash utilized by financing activities	(862,599)	(1,495,765)
DECREASE IN CASH	(24,479)	(49,437)
Cash, beginning of year	1,958,939	2,008,376
Cash, end of year	$ 1,934,460	$ 1,958,939

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2007 AND 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

CMS Investment Resources, Inc. (Company) is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. As of April 2006, the Company transferred its investment advisory operations to NewMarket NewCo, L.P. The Company continues to be a registered broker-dealer related to their variable annuity insurance business.

Estimates

The preparation of financial statements in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is earned from variable annuity insurance, investment advisory, and management services. Revenue from the placement of variable annuity insurance is recognized upon notification of policy placement/renewal. Revenue is recognized from investment advisory services as earned. Revenue from management services is recognized monthly, in accordance with the underlying management agreement.

Income taxes

The Company reports operations for financial statement purposes on the accrual basis of accounting and for tax reporting purposes on the cash basis of accounting.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes (Continued)

The Company has elected by unanimous consent of its Stockholders to be taxed as an S Corporation under the provisions of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay Federal or certain state corporate income taxes on its taxable income or realize the tax benefits of its losses. Instead, the Stockholders are liable for individual Federal or certain state income taxes on their respective shares of the Company's taxable income, and may include, subject to certain limitations, their respective shares of the Company's net operating loss in their individual income tax returns. At October 31, 2007 and 2006, the Company has a balance of approximately $1,200,000 and $1,300,000 in its accumulated adjustments account which is available for tax free distributions to its Stockholders.

NOTE B - CONCENTRATIONS

Cash balances

The Company maintains its cash in a bank deposit account. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Management has not experienced any losses and believes it is not exposed to any significant credit risk for the portion in excess of the FDIC limit.

Investment advisory services

The Company recognized revenue of $54,487 and $1,224,292 in fiscal 2007 and 2006, respectively, from one advisory client.

As of October 31, 2006, the Company had accounts receivables of $46,714, from one advisory client. During fiscal 2006, the client transferred its fund operations. Revenues from this client ceased during fiscal 2007.

NOTE B – CONCENTRATIONS (Continued)

Insurance commissions

During the years ended October 31, 2007 and 2006, the Company had significant customers with respect to insurance commissions as follows:

	2007	2006
Company A	34%	33%
Company B	60%	51%
Company C	-	10%

NOTE C - RELATED PARTY TRANSACTIONS

Receivable, Stockholder

As of October 31, 2006, the Company had a receivable from a Stockholder in the amount of $25,885. There were no receivables as of October 31, 2007.

Payable, Stockholder

As of October 31, 2006, the Company had a payable to a Stockholder in the amount of $25,885. There were no payables as of October 31, 2007.

Management fees

Administrative services, telephone systems, and office space are provided by an affiliated company for which the Company paid fees of $605,000 and $1,385,000 for the years ended October 31, 2007 and 2006, respectively.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2007 AND 2006

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At October 31, 2007, the ratio was .04 (four hundredths) to 1. At October 31, 2007, the Company had net capital, as defined, of $1,818,293, which was $1,813,293 in excess of its required net capital of $5,000. The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

Various states in which the Company is registered as an investment advisor and a broker dealer require a minimum net capital requirement of $25,000.

NOTE E - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan available to substantially all eligible employees under Section 401(k) of the Internal Revenue Code. The amount of the nonelective contribution to the profit sharing plan is determined at the discretion of the Company's Board of Directors. Employee contributions are generally limited to 15% of their compensation. The Company may elect not to make a matching 401(k) contribution for a specific plan year. However, when a matching contribution is made by the Company, the contribution will equal 50% of participants' eligible contributions not to exceed 1½% of the participating employee's compensation. The Company's matching contribution to the 401(k) plan for 2007 and 2006 amounted to $11,416 and $15,000, respectively. There were no non-elective contributions to the plan for 2007 and 2006.

SUPPLEMENTARY INFORMATION

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
SCHEDULES OF FEE INCOME
AND OPERATING EXPENSES
YEARS ENDED OCTOBER 31, 2007 AND 2006

	2007	2006
Fee income		
Advisory fees	$ 54,487	$ 1,224,292
Insurance commissions	1,689,831	2,082,700
	$ 1,744,318	$ 3,306,992
Operating expenses		
Payroll	$ 383,409	$ 600,554
Payroll taxes	24,206	39,010
Professional fees	80,294	75,958
Management fees	605,000	1,385,000
Automobile	201	678
Employee benefits	35,637	44,517
Entertainment	67	521
Insurance	89,086	93,533
Office	5,125	5,077
Taxes, other	48,418	16,524
Telephone	1,140	1,752
Travel	215	1,894
	$ 1,272,798	$ 2,265,018

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED OCTOBER 31, 2007 AND 2006

	2007	2006
Total Stockholders' equity from statements of financial condition	$ 2,028,423	$ 2,092,317
Deduct nonallowable assets:		
Receivables	51,838	61,432
Receivable, Stockholder	-	25,885
Prepaid expenses	19,343	16,848
Tax deposit	85,061	210,388
Deposits	8,888	8,888
	165,130	323,441
	1,863,293	1,768,876
Deduct: nonallowable deductible on fidelity bond coverage	45,000	45,000
Net capital	$ 1,818,293	$ 1,723,876
Minimum net capital required per rule 15c3-1(a)(2)	$ 4,744	$ 12,671
Net capital requirement	$ 5,000	$ 12,671
Aggregate indebtedness from statements of financial condition	$ 71,167	$ 190,063
Ratio of aggregate indebtedness to net capital	4%	11%
Debt-equity ratio computed in accordance with rule15c3-1(d)	4%	9%

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2007 AND 2006

	2007	2006
Total Stockholders' equity according to Form X-17A-5	$2,028,423	$2,092,317
Audit adjustments	-	-
Total Stockholders' equity according to the audit	$2,028,423	$2,092,317
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of October 31, 2007 and 2006):		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$1,818,293	$1,723,854
Audit adjustments reflected above	-	-
Net capital according to the audit	$1,818,293	$1,723,854

There was no material difference from the Company's computation of net capital as reported in Part II (unaudited) FOCUS Report and net capital according to the audit for October 31, 2007 and 2006.

OTHER MATTERS


ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Philadelphia, Pennsylvania

In planning and performing our audits of the financial statements of CMS Investment Resources, Inc. ("Company") (an S Corporation) as of and for the years ended October 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


ASHER
& COMPANY, LTD
PLAN. PERFORM. PROSPER

The Board of Directors and Stockholders
CMS Investment Resources, Inc.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate at October 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the National Association of Security Dealers, Inc., the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
December 19, 2007

END